FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

[The following slides were posted to Oracle’s website on September 13, 2005]

Oracle and Siebel Systems

Acquisition Announcement – Oracle Investor Presentation

September 12, 2005

Disclaimer

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel.

This document is for informational purposes only and may not be incorporated into a contract.

Agenda

Transaction Summary

Transaction Rationale

Combined Customer Benefits and Product Footprint

Oracle’s Consolidation and Integration Strategy

Transaction Summary

Transaction Summary

Oracle acquires Siebel Systems and becomes #1 in CRM

Oracle is acquiring Siebel, the leading provider of customer-facing enterprise applications $10.66 per share $5.85Bn fully-diluted equity value $3.61Bn net of Siebel cash (1)

Transaction expected to close in early 2006, subject to Siebel shareholder vote, regulatory approvals, and customary closing conditions

No Oracle shareholder vote required

Combining complementary best-in-class CRM capabilities of Siebel with best-in-class Oracle ERP, middleware and database to provide customers with a complete set of information age software

Joint customers have been asking for this in order to maximize their considerable investments in both companies’ products

Project Fusion is well into development, and the timely incorporation of Siebel’s features and functionality will complement and enhance those efforts

(1) Siebel net cash of $2.24Bn as of 6/30/05.

Overview of Transaction Structure $10.66 in cash or Oracle stock per Siebel share

Siebel shareholders can elect cash or stock with the stock portion capped at 30% of total consideration

Number of Oracle shares issued will float based on Oracle’s share price such that Siebel shareholders receive a fixed value of $10.66 per share

If Oracle’s stock price declines below $10.72, Oracle will issue a fixed number of shares (0.994 shares for each Siebel share) to those electing stock

In this scenario, Siebel shareholders will receive a fixed value less than $10.66 per share if electing stock

The measurement period for Oracle’s average share price will be the 10 trading days ending the day prior to close

Oracle will have the right to choose an election date during the 20 trading days ending two days prior to close

Siebel Will Be Accretive to our Earnings

Accretive to non-GAAP operations in first full fiscal year (FY’07) $0.02-$0.03 accretive to FY2007 EPS on a non-GAAP basis

Up to 30% of the consideration may be in stock, but Oracle intends to repurchase stock equal to the shares issued in the transaction

Modestly dilutive on a GAAP basis

The acquisition of Siebel will provide compelling financial returns for Oracle shareholders

Siebel transaction investment returns will exceed Oracle’s hurdle rates

Siebel will contribute to Oracle’s long-term 20% annual earnings growth target

Once integrated, Siebel’s incremental contribution should exceed Oracle’s current EBIT margins

Funding the Transaction

- Total net cash requirements: $2.6Bn - $4.3Bn, depending on stock election
  - Funded through Oracle cash balance and borrowings
  - Borrowings could be paid off within a year given historical cash flow generation
  - Oracle generated cash flow from operations of $3.5Bn in FY2005



Forecasted Oracle Liquidity Anticipated at Close (3QFY06)
Net Cash Required for Siebel and Oracle Stock Repurchase
Oracle Anticipated Liquidity Post-Close (3QFY06)
~$5–6Bn
$0.15Bn
$0Bn
Cash & Cash Equiv.[1]
LT Debt
PSFT Related Debt
$4.3Bn
Net Cash Required for Siebel and Oracle Stock Repurchase[2]
~$4Bn
$0.15Bn
~$3Bn
Cash & Cash Equiv.[3]
LT Debt
Siebel Related Borrowings

(1) Potential range of cash balances for Oracle at anticipated closing in 3QFY06 based on current Wall Street estimates.
(2) Net of Siebel cash of $2.24Bn at 6/30/05 and includes estimated transaction fees, expenses and one-time costs.
(3) Preliminary estimate, assumes approximately $1.5Bn of Oracle balance sheet cash used to fund acquisition.

ORACLE

8

Transaction Rationale

CRM is the Largest Segment of the Packaged Apps Business …

2003 Enterprise Application Software License Revenue

Total License Revenue = $10.6Bn*

CRM $3.4Bn

Asset Management $0.3Bn

Manufacturing $1.3Bn

Human Capital $1.3Bn

Supply Chain Management $2.0Bn

Financial Management $2.3Bn

32%

3%

12%

12%

19%

22%

*Source: Gartner, November 2004. Represents license revenue only, excludes maintenance revenue.

… and CRM is Projected to Keep Growing

Worldwide CRM Market Growth Estimates *

License Revenue ($MM)

2 0 0 5 –2 0 0 8

C

A

G R

:

8 .

8% $3,386 $3,505 $3,715 $4,012 $4,353 $4,789

2003

2004

2005

2006

2007

2008

CRM Functional Segmentation (2004)

2004 Total = $3.5Bn

Customer Support and Service $1.5Bn

Marketing $0.6Bn

Sales $1.5Bn

42%

17%

41%

*Source: Gartner, November 2004. Represents license revenue only, excludes maintenance revenue.

CRM Opportunity Remains Significant

Current Deployments of Customer Management Software

60% 50% 40% 30% 20% 10% 0%

54%

31%

36%

Packaged

In-House

Ad Hoc Desktop

Q. What types of customer management software do you currently use? (n=211)

Source: AMR Research, 2005.

… but Customers are Driving Consolidation

Oracle’s strategic importance increases with acquisition of Siebel

50% of customers are looking to reduce the number of IT vendors they do business with

50%

43%

7%

Looking to Reduce Number of Vendors

Comfortable with the Number of Vendors

Looking to Expand the Number of Vendors

74% of customers indicated they are likely to reduce the number of applications software vendors they do business with

74%

50%

32%

24%

20%

18%

Applications Software Vendors

Infrastructure Software Vendors

Service Vendors

Networking Vendors

PC Vendors

Systems Vendors

Source: Based on survey results from Goldman Sachs Global Investment Research – May 12, 2005.

Acquisition Will Enable Oracle to Sell More Products and Technology

Vaults Oracle from the middle of the pack to the lead in CRM

Best-in-class Siebel CRM becomes a strong reason for customers to choose Oracle enterprise applications solutions

Maximum deployment options with growing Siebel hosted CRM offering

Complementary solutions and customer bases provide cross-sell and up-sell opportunities

Database, middleware, business intelligence

Customer data hub

Retek/ProfitLogic and i-flex solutions

Acquisition adds significant customer references and industry expertise in customer centric applications

Oracle Becomes More Important Strategic Partner for More Customers

Customers seeking to lower costs and complexity with a smaller number of strategic IT vendors

Oracle is already a strategic ERP, middleware and database vendor

Customer-facing CRM solutions help Oracle become a more important strategic solutions provider

Combined companies can accelerate delivery of innovative CRM applications with a larger R&D budget

Tightly integrated with Oracle’s applications and infrastructure

Amplified by Oracle’s commitment to deployment flexibility, whether on premise, hosted, or hybrid models

Oracle Becomes More Important Strategic Partner for More Partners

Acquisition strengthens relationships with many key partners that help drive Oracle revenue

Partners influence customer decisions on applications purchases

Affects all parts of Oracle’s business by having a critical number of partners as our champions

Reinforces our importance to systems integrators

Combination will result in Oracle being the largest CRM practice at many firms

Solidifies and grows relationships with IBM, Accenture, Capgemini, Deloitte, BearingPoint, and other SIs

More opportunities for each partner, allowing them to further invest in the Oracle ecosystem

Build complementary software skills and best practices

Many of the most influential partners are also Siebel’s largest customers

Oracle / Siebel Combination Will Be More Successful than Siebel Alone

Oracle will realize substantial, immediate cost reductions given our existing CRM investment

Oracle and Siebel has more scale and scope combined and lower costs

260,000 customers; 24x7 global support network; 13,100 developers

Significantly broader and deeper product offering

Oracle will provide a product roadmap for CRM that will bolster customers’ confidence to invest

Resolves concerns regarding Siebel’s viability

Siebel can leverage Oracle’s leading middleware offering at a time when architectural changes (like SOA) dictate seamlessness with middleware

Oracle and Siebel together can more effectively compete versus SAP, Microsoft, salesforce.com, Amdocs, RightNow, and others

Oracle Becomes Leading Customer Centric Software Provider

Siebel’s best-in-class CRM + Oracle’s best-in-class ERP + Oracle’s best-in-class Fusion middleware + Oracle’s best-in-class 10g database technology = Single best solution for customer centric enterprises

Siebel Systems

Most live CRM users – 3.4mm

Over 4,000 world class customers

Largest enterprise CRM deployments

Proven return on investment

Best practices and implementation experience

5,000 employees located in 80 offices in 33 countries

Revenue of $1.3Bn(1)

Oracle

360° real-time view of the customer from sales to services to fulfillment to the shop room floor

Domain expertise to aggregate, cleanse and normalize customer data

Industry expertise in key verticals

50,000 employees servicing 260,000 customers across 190 countries

24x7 global support

13,100 software developers and $1.5Bn R&D budget (1)

(1) Based on last fiscal year income statements.

The Result: More of Everything …

Oracle can capture a larger share of CRM growth

Growing both license and maintenance

Oracle can up-sell and cross-sell joint installed base with a broader product offering

More apps, more database, more middleware

Oracle can better retain Siebel customers

Broader product offering delivered by a more strategic vendor and solutions provider

Oracle can increase customer satisfaction and increase maintenance renewals

Much larger 24x7 global support infrastructure

Oracle and Siebel combined will achieve economies of scale and offer customers increased functionality at lower TCO

… And Oracle Becomes Leading Enterprise Vendor

Oracle "stack" is more compelling


ORACLE
+ SIEBEL
IBM
SAP
Microsoft
Consulting Services
Applications
Development Tools
Middleware Suite
Database
Operating System
Oracle Consulting
Project Fusion Applications
Oracle Tools / J2EE
Fusion Middleware
Database 10g
Linux/Unix/Windows
IBM GlobalServices
3rd Party ISVs
Rational / WebSphere
WebSphere
DB2
Linux/Unix/Windows
SAP Consulting
mySAP
NetWeaver / ABAP
NetWeaver
Oracle, DB2, MySQL, MS SQL Server
Linux/Unix/Windows
3rd Party SIs
Microsoft Business Solutions
Visual Studio .NET
.NET
MS SQL Server
Windows

ORACLE
20

Combined Customer Benefits and Product Footprint

Siebel Systems Customer Benefits

Investments in Siebel applications will be supported and protected as the centerpiece of Oracle’s Fusion CRM strategy

Stronger combined vendor with complementary products attributes

Removes concerns about Siebel’s future

Products designed to work with Oracle’s software

Accelerate delivery of innovative CRM applications with larger R&D budget

Continue support for Siebel’s CRM and analytics solutions

Provide seamless continuity for customers

Maintain support for heterogeneous databases

Commitment to deployment flexibility, including Siebel CRM OnDemand

Enhanced support and services through scale

Extended partner ecosystem with increased investment

Support and broaden relationships with Siebel’s business partners

Oracle Customer Benefits

The proposed transaction underscores Oracle’s commitment to customer-facing solutions

Siebel CRM will be integrated with Oracle’s applications and infrastructure

Siebel will continue to be available today and will serve as the centerpiece of Oracle’s Fusion CRM strategy

Siebel CRM provides proven ROI and 98% product loyalty(1)

Siebel will represent the base set of features and functionality for the next generation of Fusion CRM applications

Access to industry best practices and implementation expertise based on the large number of Siebel deployments

Customers of Oracle/PeopleSoft/JD Edwards CRM applications will continue to receive enhancements and support

Products will continue to evolve with new functionality over time

Incorporation of Siebel’s features and functionality will help customers extend the value of their existing CRM investments

(1) Siebel Systems customer survey, Satmetrix Systems, Q3 CY 2005.

Dawn of Real Information Age Applications

Combination will offer a compelling set of modern, information age applications

Legacy Applications

(‘80s and ‘90s; Driven by Y2K)

Proprietary and closed

Information silos fragment data and tasks

ERP-focused

Designed for process automation and process clerks

Antiquated technology designed for data entry, not data access

Information Age Applications

(Modern; Driven by Customer Centricity)

Standards driven

Information driven

Industry driven

Designed for intelligent, real-time proactive decision making

Built on a modern and open service oriented architecture

Product Evolution for All Customers

Combination ensures support and protection for the significant investments customers have made

We plan to continue to release product enhancements and support for Oracle and Siebel Systems CRM products

Plans include a migration for existing CRM customers to Fusion CRM applications, which will incorporate Siebel CRM as the base set of features and functionality

E-BUSINESS SUITE

CUSTOMER RELATIONSHIP

MANAGEMENT

New Functionality

Product Enhancements

Product Support

PEOPLESOFT ENTERPRISE

CUSTOMER RELATIONSHIP

MANAGEMENT

New Functionality

Product Enhancements

Product Support

JD EDWARDS ENTERPRISEONE

CUSTOMER RELATIONSHIP

MANAGEMENT

New Functionality

Product Enhancements

Product Support

New Functionality

Product Enhancements

Product Support

PROJECT FUSION

Convergence of Oracle and Siebel Applications


ORACLE
Financials
Manufacturing
BI
HR
CRM
Collab Suite
SCM
iAS
Project Mgmt
Data Hub
10g
Procurement
SIEBEL
CRM
Analytics
OnDemand
Customer Data Integration
PROJECT FUSION
CRM
Manufacturing
Customer Data Integration
SCM
Procurement
iAS
Analytics
OnDemand
Data Hub
HR
BI
Middleware
Enterprise Manager
10g
Financials
Project Mgmt
Collab Suite
Media & Entertainment
Consumer Goods
Communi-cations
Retail
Healthcare
Energy
Transpor-tation
Life Sciences
High Tech
Manu-facturing
Financial Services
Travel & Hospitality
Public Sector
Others...

- Complete set of modular, information age applications
- Tailored for the needs of over 20 specific industries

ORACLE
26

Siebel’s Customer-Architected Solutions

INDUSTRY SOLUTIONS

Manufacturing & Distribution

Automotive

Complex Manufacturing

High Tech

Consumer Goods

Oil, Gas & Chemical

Retail Travel

Transportation

Hospitality

Communications, Media & Energy

Wireless

Wireline

Media

Utilities

Life Sciences

Pharma

Medical

Clinical

Financial Services

Institutional Finance

Retail Banking

Insurance Healthcare

Public Sector

Small and Medium Business

CROSS-INDUSTRY SOLUTIONS

SFA

Call Center

Field Service

Self-Service

Marketing Automation

PRM

Incentive Comp

Order Mgmt

eBilling

BUSINESS INTELLIGENCE

CUSTOMER DATA INTEGRATION

BUSINESS PROCESS MANAGEMENT

Ondemand/Hosted

Packaged Applications

Component Assembly

DEPLOYMENT OPTIONS

SERVICES

Select Joint Applications Customers

Siebel’s product capabilities are tailored for the needs of over 20 industries

Customer commonality speeds time to benefit

Communications & Media

Financial Services

Life Sciences

High Technology

Insurance & Healthcare

Travel, Transport & Hospitality

Consumer Goods

Manufacturing

Retail

Automotive

Largest Siebel Deployments

Company

Users

66,300

63,800

41,000

40,600

40,500

30,300

Company

Users

30,000

25,100

25,000

24,700

23,800

22,700

Oracle’s Consolidation and Integration Strategy

Consolidation Provides Compelling Benefits for Customers

Oracle has been pursuing a consolidation strategy in order to maximize customer revenue and drive shareholder value

Accelerated innovation from larger R&D investments with less redundant efforts

Enhanced product solutions with broader, more modular and flexible business functionality

Reduced TCO through improved software integration

Decreased complexity in the sourcing, implementation and ongoing maintenance of software

Consolidated customer support across multiple products with increased vendor accountability

Clearly Defined Acquisition Criteria Speeds Time to Benefit

Acquisition Criteria

Oracle Strategic Benefits

Deliver Enhanced Solutions for Customers

Combine products and solutions in a seamless way

Increase rate of product investment on a combined basis

Leverage Oracle technologies to provide a more seamless customer experience

Complementary Products and Technology

Critical expertise / functionality in industries or product segments

Provide platform extension or enhancement

Close Alignment With Oracle Vision

Acquired products built using open standards and Java

Shared vision and corporate philosophy

Significant Number of Common Customers

Drive cross-sell and up-sell

Ability to Integrate in Six Months

Consolidate quickly to provide a single face to customers

Utilize Oracle operations infrastructure immediately

Financial Return Criteria

Accretive in 12-18 months

Contribute to 20%+ annual earnings growth target over next 5 years

Integration Plan for Siebel Consistent with Previous Experiences

Five integration focus areas with repeatable objectives

Customers

Focus on 100% customer satisfaction

Ensure smooth transition for customers without interruption

Over-communicate with customers throughout the integration

Employees

Restructure quickly – retain the best-of-the-best

Objectively select individuals to run key organizations

Minimize dependence on contractors and third parties

Products

Align product strategies with existing Oracle direction

Ensure commitment to open standards

Continue release schedule, while integrating with Oracle products

Legal Entities

Consolidate quickly to provide single face to customers

Prioritize legal entity mergers to drive rationalization

Coordinate contracting and other business practices

Operational Infrastructure

Align corporate policies and procedures starting on “Day 1”

Leverage Oracle infrastructure quickly

Standardize and globalize processes on Oracle single instance

Summary of Recent Integrations

Oracle’s rigorous and repeatable integration strategy means each of our recent acquisitions is fully integrated or close to completion

Q3 FY’05 Q4 FY’05 Q1 FY’06

PeopleSoft Retek Oblix TimesTen ProfitLogic

Merger Announcement Date 12/13/2004 3/8/2005 3/28/2005 6/9/2005 7/5/2005

Equity Purchase Price $11.1bn $665.0mm not disclosed not disclosed not disclosed

Acquired # of:

Customers 12,900 230 200 126 27

Employees 11,075 525 111 87 219

Products 300 28 8 3 3

Legal Entities 79 14 3 2 4

Integration Statistics:

Employee Offer Acceptance Rate 94% 90% 100% 97% 99%

Legal Entity Merger Completion (1) 100% 100% 100% 100% 66%

Facility Consolidation Completion (2) 100% 74% 100% 0% 65%

IT Migration Completion 75% 50% 100% 66% 50%

Note: Excludes asset acquisitions of Triplehop and Context Media.

(1) For PeopleSoft, all currently planned legal entity mergers have been completed.

(2) TimesTen facility consolidation includes only one facility, the company’s former HQ, which will be completed at the end of September.

Demonstrated Customer Support for Oracle’s Integrated Applications

Various customer surveys confirm the high customer satisfaction levels with Oracle’s vision, strategy and support post-acquisition

Prudential Equity interviewed 15 PSFT/JDE customers (1)

A majority are happy and plan to stick with Oracle

Over 90% are or will be moving forward with PSFT/JDE upgrades

Only one customer has indicated they may switch in next 12 months

87% have met with an Oracle representative post-merger

Customers giving Oracle the opportunity to deliver on Project Fusion

“I believe that extending support for and offering live technical sessions as part of MetaLink is yet another sign that [Oracle officials] are committed to their customer base. [Oracle] is clearly making significant strides to continue to support, sustain and educate their customers.”

John Matelski, Deputy CIO, City of Orlando Computerworld, May 5, 2005

“When we heard about the merger, we were very concerned, given all the rhetoric and noise in the press,” he acknowledges. “After all, we’d spent a lot of money.” The Oracle road map has eased those concerns, says Miller. “I’ve been told they’ll support my [PeopleSoft] applications and databases for the next decade and that I won’t be forced to make any major changes, which gives me comfort,” he adds. “We’re optimistic.”

Laird Miller, CFO, London Drugs Ltd. CFO, April 1, 2005

(1) Prudential Equity Group, LLC, June 21, 2005.

Demonstrated Customer Support for Oracle’s Integrated Applications (Cont’d)

“The combined companies will be in a better competitive position. The added stability means I can plan more confidently. I’m pleased that my business-critical applications have the resources of a larger company behind them.”

Norm Fjeldheim, CIO, Qualcomm

“I am confident that Oracle will be able to use its combined size and intelligence to develop and deliver a better solution than anyone has today. I do expect this to be a case where the combined companies will far greater than before—a classic case of one plus one is three.”

Chuck Moore, Staff VP, ASC & Admin, Wellpoint

“We always believed Oracle was a force to be reckoned with. Now the vision has become a reality.”

Glen Magala, CIO, Atari

“I think it’s a positive development. Oracle has the scale to compete on a global level and keep up the development necessary to provide complete information technology solutions to companies like ours.”

Charlie Peters, Senior EVP, Emerson

“Consolidation is just what’s needed in the enterprise software industry right now. Combining the best of Oracle and PeopleSoft applications will be a big plus for customers. I’m also confident that the combined companies will result in a strong consolidation strategy from JD Edwards to Oracle.”

Jim Bingley, Director, ERP & Reporting, Riverdeep

“I have 100% confidence in the integrity and vision of Oracle’s executive team. And at the end of the day, it’s all about having and creating value for customers.”

Scot Klimke, CIO, Network Appliance

Aberdeen: “Believe It or Not, Consolidation Benefits Users and Vendors”

Sep. 2005 Aberdeen report confirms the benefits to both users and vendors, highlighting Oracle’s demonstrated best practices

“Technology giant Oracle Corp. successfully demonstrated with PeopleSoft and subsequent purchases that it can move decisively to bring acquisitions under the corporate umbrella with a minimum of disruption.

Oracle’s size and depth of its technology stack, from database to application, allow it to aim for what’s beyond the reach of most other software companies.

Its software strategy of providing a common infrastructure platform supporting business applications across all industries has a direct influence on how the company evaluates and ultimately integrates acquisitions into its portfolio.

The company also views the acquisition process as a way to accelerate the introduction of new functionality into its installed base.

In the end, financially stable enterprise application companies willing to invest in the development of their products with a clear roadmap for the future offer end users the safest haven.”

Source: Aberdeen Group, “Your Enterprise Software Vendor is Being Acquired; How Do You Respond?”, Sep. 2, 2005.